Exhibit (a)(1)(Q)

May 1, 2009
Subject: Stock Option Exchange Program Informational Sessions
Dear Canadian, Puerto Rican and U.S. Partners:
As recently communicated to you, the voluntary stock option exchange program began on May 1, 2009. The program will give eligible partners a one-time opportunity to surrender certain outstanding underwater stock options in exchange for a lesser amount of new stock options with a lower exercise price. Eligibility criteria are explained in detail in the program materials mailed to eligible partners on May 1, 2009. Generally speaking, the program is open to current partners (other than senior executives) who hold outstanding stock options granted between April 15, 2004 and December 1, 2007 that have an exercise price greater than $19.00 per share.
Informational sessions are available to assist eligible Canadian, Puerto Rican and U.S. partners in understanding the key components and timeframe of the Option Exchange Program as well as how to participate, including:
     1.     In-Person Information Sessions
     2.     On-Line Live Meeting Information Sessions
     3.     24/7 Web Presentation (Canadian and U.S. partners)
Joint In-Person and On-Line Live Meeting Information Sessions
Joint in-person and on-line Live Meeting information sessions are scheduled at the SSC for the dates and times noted below. Eligible Canadian (who are not able to participate in local in-country sessions), Puerto Rican and U.S. partners with access to the Starbucks Portal may attend via Live Meeting.

Date	Location	Time (Pacific)
May 8, Friday	Kona 4 East	1:00 p.m. — 3:00 p.m.
May 11, Monday	Kona 4 West	12:00 p.m. — 2:00 p.m.
May 13, Wednesday	Kona 4 East	7:30 a.m. — 9:30 a.m.
May 19, Tuesday	Kona 4 East	4:00 p.m. — 6:00 p.m.
May 21, Thursday	Kona 4 East	3:00 p.m. — 5:00 p.m.
If your work location is in the SSC, we ask that you attend in person instead of via Live Meeting, thereby reserving the limited number of Live Meeting lines for our field,

Canadian and Puerto Rican partners. It is recommended that you have your Exchange Offer packet information with you when you attend your session.
In-Person Session Registration: To attend one of the sessions noted above in person, please register by accessing the Global Leaning Calendar on the Partner Development Community on the Portal, click on the presentation date you wish to attend and register.
On-Line Live Meeting Session Registration: To participate on-line via Live Meeting, access the Global Learning Calendar on the Partner Development Community on the Portal, click on the presentation date you wish to attend and register. You must register at least 24 hours prior to the start of the session.
On-Line Live Meeting Instructions and Requirements: To listen to the Live Meeting audio, you need speakers for your computer or a headset. Approximately 24 hours prior to the start of your session, an email will be sent to your Starbucks email address with the Live Meeting web link and instructions on how to join the session. It is recommended that you log in at least 15 minutes prior to the start of the session to make sure your computer system is ready to use Microsoft Office Live Meeting.
Web Presentation
If you are unable to attend one of the scheduled meetings noted above, either in person or via Live Meeting, starting May 4, 2009, you may access the Stock Option Exchange Program Informational Presentation at your convenience, 24 hours a day, seven days a week, on LifeAt.Sbux.com (available to U.S. and Canadian partners). You will be guided through the presentation with an audio explanation of the material.
Viewing Instructions and Requirements:
To view the Web presentation:
1.	Log onto http://LifeAt.Sbux.com, select your country (i.e., U.S. or Canada), then enter your first and last names and your partner ID.
2.	Go to Stock Option Exchange Program Go Live and click on the Presentation link.
3.	View the entire presentation, or select the topic you would like to learn more about.
Questions:
1.	If you have problems with the Starbucks scheduled LiveMeeting 2007 install, please contact the Enterprise Helpdesk at (888) 796-JAVA (5282).
2.	If you have problems or questions with your LiveMeeting 2007 account, functionality or issues, please contact Microsoft LiveMeeting support directly at (866) 493-2825 (LiveMeeting support is available 7 days a week/24 hours a day).
Respectfully,
Stock Administration